UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On May 29, 2024 MSPL entered into an amendment (the “Amendment”) of its December 19, 2023 Module Supply Agreement with Speedway Solar, LLC (“Speedway”), a subsidiary of D. E. Shaw Renewable Investments (“DESRI”). Under the terms of the Amendment, DESRI has agreed to accept all remaining Performance 6 Series solar module deliveries on its 279 MWp Speedway project on an accelerated schedule, concluding June 28, 2024. DESRI additionally agreed to pay for all modules delivered seven calendar days from when such modules passed through United States Customs. Maxeon has agreed to provide: (i) a discount of USD 0.005/wp on all Speedway Performance 6 Series solar modules; (ii) a USD 0.005/wp discount on transportation from the Mexicali, BC Mexico manufacturing site to the Speedway Project site in Shelby County, Indiana; (iii) a first position security interest on all works in process and finished goods from its Mexicali, BC Mexico facility in favor of Speedway until all Speedway delivery obligations have been met by MSPL.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

June 5, 2024	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer